UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

November 9th 2006

BOVESPA
CPFE3: R$ 28.29 / share

NYSE
CPL: US$ 39.16/ ADR
(1 ADR = 3 shares)

SHARE TOTAL
479,756,730

MARKET VALUE
R$ 13.6 billion
Price: 11/09/2006

Teleconference in Portuguese
with Simultaneous Translation in English

Bilingual Q&A

Friday November 10 th 2006
Time: 15:00 (SP), 12:00 (US-ET)

Portuguese: (11) 2101-4848
English: (1-973) 935-8753

Password: CPFL or 7953166
* Webcast: http://ri.cpfl.com.br

CPFL ENERGIA ANNOUNCES EARNINGS
OF R$ 447 MILLION IN 3Q06

São Paulo, November 9th 2006 – CPFL Energia S.A. (Bovespa: CPFE3 e NYSE: CPL), announced its 3Q06 results. The following financial and operational information, unless otherwise stated, is presented in a consolidated basis and is in compliance with corporate legislation. Comparisons refer to the 3Q05, unless otherwise stated.

3Q06 HIGHLIGHTS

  Net income of R$ 447 million, an increase of 86.2%

  Gross revenue of R$ 3.2 billion, an increase of 16.5%

  Net revenue of R$ 2.3 billion, growth of 19.8%

  EBITDA(1) of R$ 792 million, an increase of 38.8%

  Growth in energy sales of 11.5% to end-consumers, 10.8% within the concession area and 35.6% in sales to the free market.

  Acquisition of 99.99% holding in Santa Cruz, by CPFL Energia, in October 2006

  Readjustment of CPFL Piratininga electricity tariffs by 10.79%.

  CPFL Paulista wins the “Electricity Prize 2006”, awarded by the magazine
  Eletricidade Moderna

(1) EBITDA is the sum of income, taxes, financial result, depreciation / amortization and private pension fund, plus adjustments related to the extraordinary item and non-recurring transactions.

1) SHAREHOLDING STRUCTURE1

CPFL Energia is a publicly-held holding company whose results depend directly upon the results of the controlled companies, the foremost of which are: CPFL Paulista (100%), CPFL Piratininga (100%), CPFL Geração (100%) and CPFL Brasil (100%)

Notes: (1) The stock acquisition of 99.99% of Companhia Luz e Força Santa Cruz and the additional stock acquisition of 11% in Consórcio Energético Foz do Chapecó are still awaiting approval from the pertinent regulatory authorities; (2) Market includes 0.01% of others; (3) Considering combined stakes in Foz do Chapecó Energia S.A (85%) and Consórcio Energético Foz do Chapecó (60%).

1.1) Changes in Stockholding Structure

Acquisition of Companhia Luz e Força Santa Cruz

On October 2nd 2006, CPFL Energia formalized the purchase contract, expediting the direct acquisition of 99.99% of the Companhia Luz e Força Santa Cruz.

Santa Cruz is an electric power distribution, public service concessionaire, active in 24 municipalities in São Paulo State and 3 in the State of Paraná, covering an area of 11,849.5 km2, and serving more than 161 thousand consumers. Its domestic market share is 0.3% . This transaction will boost CPFL Energia’s domestic market share to12.7% .

In 2005, Santa Cruz sold 746 GWh of power, which generated net revenue of R$ 154 million, EBITDA of R$ 30 million and net income of R$ 14 million. During the first half-year of 2006 net revenue reached R$ 91 million, EBITDA was R$ 18 million and net income were R$ 10 million.

This R$ 203 million business acquisition is in line with the CPFL Energia strategy which foresees successive consolidation activity in energy distribution, with a view to optimize returns from the current portfolio of the CPFL Group. The following are the financial indicators implicit in this acquisition: considering 2005 indicators for the 2 companies, we obtain an EV/EBITDA index and P/VPA of 7.1x and 2.4x for Santa Cruz, against 8.7x and 2.8x for CPFL Energia respectively.

The stock acquisition of 99,99% of Companhia Luz e Força Santa Cruz is still awaiting approval from the pertinent regulatory authorities.

Sale of Stockholding in Companhia de Gás de São Paulo

On September 4th 2006, CPFL Energia sold 369,121,217 ordinary nominal shares, corresponding to 3.08% of Companhia de Gás de São Paulo stock (Comgás). The net value of the sale was R$ 89.9 million.

The shares had a book value of R$ 27.2 million. The operation generated gross income of R$ 62.7 million (difference between net value of the sale and book value) and net income of R$ 41.4 million, as registered in the 3rd quarter 2006.

2) STOCK MARKET PERFORMANCE – 3Q06

CPFL Energia, currently with 17.75% free float, trades shares in Brazil (Bovespa) and on the New York Stock Exchange (NYSE).

In the 3Q06, CPFL shares displayed variations of 10.0% on Bovespa and 10.1% on NYSE, closing the quarter quoted at R$ 27.80 and US$ 38.43 respectively. Since the IPO, share appreciation has been 84.7% on Bovespa and 144.3% on NYSE.

The average daily trading volume during the quarter was R$ 16.0 million, of which, R$ 8.1 million was on Bovespa and R$ 7.9 million was on the NYSE. This represents a 132.6% increase over the average daily trading volume over 2005.

3) DIVIDENDS AND INTEREST ON OWN CAPITAL

On September 29th 2006, payments were made with reference to the first half-year 2006 in the amount of R$ 612 million, which corresponds to 100% of net income for the period, and an effective share value of R$ 1.275606865 per share.

The half-yearly dividend yield, related to the first half-year 2006, based on the average price of shares for the period (R$ 30.05) is of 4.3% . When considering the final price of the period (R$ 26.46), the half-yearly dividend yield is of 4.8% .

The “dividend policy” establishes that the distribution of income – in the form of dividends and/or interest on own capital (JCP) – must be at least 50% of net income based on half-yearly adjustments.

4) ENERGY SALES

4.1) Energy Sales to End Consumers

Energy Sales - GWh

	2Q06	2Q05	Var.
Captive Market	8,166	7,692	6.2%
Free Market	2,322	1,713	35.6%

Total	10,488	9,405	11.5%

During the 3Q06, CPFL Group energy sales to end consumers through the distribution and commercialization segments totaled 10,488 GWh, an increase of 11.5% in relation to the same period the previous year. This increase is mainly due to the acquisition of 32.7% of RGE. Deducting this effect, growth would have been 6.7% .

Sales to the captive market totaled 8,166 GWh, which represents an increase of 6.2%, compared to 3Q05. This increase is also due to the purchase of RGE. Without this effect there would have been a reduction of 0.9% .

In the free market, sales reached 2,322 GWh, increasing 35.6% in relation to the same period the previous year. This increase is owed to the success of the group’s commercializing arm in winning captive clients which had migrated to the free market, and also to the increase in consumption from clients’ base of CPFL Brasil.

4.2) Captive Market

Captive Market - GWh

	2Q06	2Q05	Var.
Residential	2,430	2,172	11.9%
Industrial	2,817	2,977	-5.4%
Commercial	1,386	1,243	11.5%
Rural	571	434	31.5%
Others	962	865	11.1%

Total	8,166	7,692	6.2%

In the captive market we have commented the evolution of the following classes: industrial, residential, commercial and rural. It should be emphasized that these evolutions are also influenced by the acquisition of 32.7% of RGE:

  Industrial class: reduction of 5.4% due to the migration of clients to the free market

  Residential and commercial classes: increases of 11.9% and 11.5%, respectively, due to the real increase in salary levels, stimulated by low inflation and the increase in the minimum wage, plus the acceleration in domestic appliance sales.

  Rural: due to the lowest ever precipitation rate for the period (below the historic average) which forced the higher use of irrigation.

Deducting the effect of the purchase of RGE, the industrial class would show a reduction of 12.5% and the residential, commercial and rural classes would show an increase of 6.2%, 6.1% and 15.7%, respectively.

4.3) Sales by Consumption Class

5) ECONOMIC AND FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT
- CPFL ENERGIA (R$ Thousands)	3Q06	3Q05	Var.

OPERATING REVENUES	3,219,836	2,763,030	16.5%
Net Operating Revenues	2,343,809	1,956,423	19.8%
Cost of Electric Energy	(1,105,653)	(995,771)	11.0%
Operating Cost/Expenses	(591,900)	(480,083)	23.3%
Income from Electric Energy Services	646,256	480,569	34.5%

EBITDA	791,627	570,141	38.8%

Financial Income (Expense)	1,075	(71,370)	-101.5%
Operating Income	647,331	409,199	58.2%
Income Before Taxes	708,041	409,663	72.8%

NET INCOME	446,761	239,964	86.2%

5.1) Operating Revenue

Gross operating revenue in the 3Q06 reached R$ 3,220 million, representing growth of 16.5% in relation to the same period the previous year. Net operating revenue showed an increase of 19.8% (R$ 387 million), compared to 3Q05.

The main contributing factors for this evolution of net revenue were:

(i) Increase in energy sales to end consumers by 11.5%, coupled with distributors tariff adjustments (R$ 350 million)
(ii) Increase of 41.3% (R$ 53 million) in TUSD revenue.
(iii) Cessation of emergency charges levied by ANEEL (R$ 49 million)

The evolution of net revenue was partially offset by the increase of 15.8% (R$ 118 million) in ICMS and PIS/COFINS.

5.2) Electric Energy Costs

Electric energy costs, which consists of the cost of purchased energy and charges for the use of the system, totaled R$ 1,106 million in the 3Q06, representing an increase of 11.0% (R$ 110 million) in relation to the same period the previous year.

  The cost of purchased energy during 3Q06 was R$ 903 million, an increase of 10.0% (R$ 82 million) compared to 3Q05. These increases can be explained by the following factors:

  (i) Increase of 15.3% (R$ 132 million) in the cost of purchased energy, due mainly to the increase in volume sold
  (ii) Reduction of 107.5% (R$ 38 million) in the value referring to the net effect of the amortization and deferral of CVA
  (iii) Reduction of R$ 16 million in the transfer of Pis/Cofins to the generators
  (iv) Increase of R$ 12 million due to changes in spare energy accounting procedures
  Charges for the use of the transmission and distribution system reached R$ 203 million during 3Q06, an increase of 15.7% (R$ 27 million) compared to the same period the previous year

5.3) Operating Costs

Operating costs reached R$ 592 million in the 3Q06, registering an increase of 23.3% (R$ 112 million) in relation to the same period in 2005. The main contributing factors for this increase are:

(i) PMSO: the main variations on this item occurred due to the following factors:

  Personnel costs, which registered an increase of 16.7% (R$ 14 million) in the 3Q06, which, among other factors, were due to the annual increase in payroll, as a result of salary readjustment, and the advance payment of the special profit sharing scheme in accordance with the 2006 collective agreement, pending the decision of the TRT

  Outsourced service expenses, which registered an increase of 20.1% (R$ 13 million) during the period, due mainly to the operational start-up of the Barra Grande Hydroelectric Plant and the 32.7% acquisition of RGE

  Expenses with other operational costs increased 43.7% (R$ 20 million) during the period due to the increase in bad debt provision, in relation to credit with some City Halls, and the increase in expenditure related to the Barra Grande Hydroelectric Plant and the acquisition of RGE

    Note: PMSO considers Personnel, Material, Outsourced Services and Others

(ii) Fuel Consumption Account (CCC) and Energy Development Account (CDE): spending on CCC and CDE increased 41.7% and 46.7% respectively (R$ 76 million). It should be noted that the company has no management control over these expenses, as they are defined by ANEEL

The increase of operating costs was partially offset by the Private Pension Fund item, which showed a reduction of 108.9% (R$ 24 million). This expense represented a cost of R$ 22 million in 3Q05 but in 3Q06 has turned into revenue of R$ 2 million. This variation is due mainly to the increase in expected rate of return on plan assets, as defined in the last Actuary Report.

5.4) EBITDA

Based on the factors described above, EBITDA of CPFL Energia during the 3Q06, was R$ 792 million, registering an increase of 38.8% (R$ 221 million) in relation to 3Q05.

The sale of stock in Comgas also contributed to this increase, with CPFL obtaining gross income of R$ 62.7 million (detailed in item 1.1, page 3). When taking into account this operation, the non-operating result was transformed from R$ 0.5 million in 3Q05 to R$ 61 million in 3Q06.

5.5) Financial Result

During 3Q06, the financial result showed an improvement of 101.5% (R$ 72 million). The result was negative by R$ 71 million in 3Q05 but turned positive by R$ 1 million in 3Q06, due basically to the increase of 76.3% in financial revenues (R$ 94 million), up from R$ 124 million in 3Q05 to R$ 218 million in 3Q06, due mainly to the favorable decision for the company regarding the legality of the broader base for the calculation of PIS/Cofins.

The financial result was partially offset by the increase of 11.3% in financial expenses (R$ 22 million), up from R$ 195 million in 3Q05 to R$ 217 million in 3Q06, which can be explained by the increase in the group’s indebtedness, up from R$ 4.6 billion in 3Q05 to R$ 5.1 billion in 3Q06, and from the maintenance of the nominal cost of the debt.

5.6) Net Income

Net Income in the 3Q06, was R$ 447 million, gaining 86.2% (R$ 207 million) over the same period of 2005.

6) INDEBTEDNESS

CPFL Energia indebtedness totaled R$ 5,098 million in 3Q06, an increase of 9.7%, compared to the same period the previous year. Although the debt has risen in nominal terms, its cost has remained practically unaltered.

The increase of indebtedness is mainly due to the net effect of incorporation of the portion of RGE’s debt, after the acquisition of 32.7% of RGE. Also contributed to debt balance variation, the following factors:

(i) Liquidation of Floating Rate Notes; and of CPFL Paulista debentures
(ii) Emission of debentures by CPFL Piratininga; RGE debt contracts indexed to CDI; and BNDES funds for CPFL Paulista, CPFL Piratininga and generation projects

The cost of debt remained practically unaltered when compared to 3Q05, as the fall in the CDI and TJLP indexes during the period were compensated by the rise in the IGP-M/IGP-DI

LOANS AND FINANCINGS - 3Q06 (R$ Thousands)

		PRINCIPAL
	CHARGES	SHORT TERM	LONG TERM	TOTAL

LOCAL CURRENCY
BNDES - Repowering	122	3,806	17,770	21,698
BNDES - Investment	10,297	170,299	1,213,389	1,393,985
BNDES - RTE, Parcel "A" and Free Energy	1,273	327,124	194,758	523,155
BNDES - CVA Portaria 116	60	9,535	-	9,595
FIDC	16,127	22,469	-	38,596
Furnas Centrais Elétricas S.A.	-	-	117,116	117,116
Financial Institutions	1,458	15,758	300,268	317,484
Others	542	35,086	15,881	51,509
Subtotal	29,879	584,077	1,859,182	2,473,138

FOREIGN CURRENCY
Floating Rate Notes	-	-	-	-
IDB	884	1,788	77,662	80,334
Financial Institutions	4,836	94,799	236,252	335,887
Subtotal	5,720	96,587	313,914	416,221

DEBENTURES
CPFL Paulista	35,633	372,453	634,097	1,042,183
CPFL Piratininga	14,392	-	400,000	414,392
RGE	17,125	-	230,000	247,125
SEMESA	13,969	129,645	299,479	443,093
BAESA	-	6,189	55,705	61,894
Subtotal	81,119	508,287	1,619,281	2,208,687
TOTAL	116,718	1,188,951	3,792,377	5,098,046

It should be emphasized that R$ 3.8 billion of CPFL Energia’s financial debt, or 74.4% of the total, is considered long term.

A consequence of the increase in financial debt, was a marked increase in adjusted net debt, based on total debt (loans and financing and derivatives summed to private pension fund debt), excluding regulatory assets / CVA and cash availabilities, showing an increase of 15.0% in 3Q06 in relation to 3Q05, attaining a total of R$ 4,443 million. It should be emphasized that the Debt/EBITDA index of 1.7x remained unaltered.

R$ Thousand	3Q06	3Q05	Var.

Total Debt (1)	(6,036,745)	(5,633,598)	7.2%
+ Regulatory Assets and Liabilities	1,157,357	1,299,468	-10.9%
+ Available Funds	436,076	471,247	-7.5%

= ADJUSTED NET DEBT	(4,443,312)	(3,862,883)	15.0%

(1) Financial Debt + Derivatives + Private Pension Fund (Fundação CESP)

7) INVESTMENTS

During 3Q06, investments of R$ 194 million were made on maintenance and business expansion of which R$ 139 million was channeled to distribution, R$ 0.4 million to commercialization and R$ 55 million to generation. Altogether, CPFL Energia has invested R$ 557 million during the first nine months of 2006.

Among the main investments by CPFL Energia, the following should be highlighted:

  Distribution Segment: Investments were made in the expansion of the electric system to better serve the growth of the consumer market. In 3Q06 alone, 52,326 new connections were made. Investments were also earmarked for maintenance and improvements in the electric system, operational infrastructure, operational support systems and to the research and development program

  Commercialization Segment: Improvements in portfolio and risk management systems

  Generation Segment: Investments were made mainly for projects under construction. – Ceran Complex and Campos Novos Hydroelectric Plant

8) CASH FLOW

The table below demonstrates the evolution of cash flow in the 9M05 and 9M06, with the following comments referring to the evolution of cash flow during 9M06:

	Consolidated

	09/30/2006	09/30/2005

Initial Cash Balance	678,780	499,838
Net Income	1,058,742	640,561
Itens of Results not Affecting the Cash
Consumers, Concessionaries and Licensees	192,081	93,023
Suppliers	(100,825)	(46,974)
Cash Investments	249,116	163,531
Others	375,072	378,923

Cash Flow from Operating Activities	715,444	588,503
Investment Activities
Acquisition of Stake	(415,048)	(1,866)
Acquisition of Property, Plant and Equipment	(556,718)	(420,932)
Others	135,908	(112,605)

	(835,858)	(535,403)
Financing Activities
Loans, Financing and Debentures	1,062,046	678,308
Principal Amortization of Loans, Financing and Debentures	(1,244,498)	(998,941)
Dividend and Interest on Own Capital Paid	(1,099,949)	(555,974)
Others	24	-

	(1,282,377)	(876,607)

Generation of Cash Flow for the Period	(344,049)	(182,946)

Final Cash Balance	334,731	316,892

The final balance of 9M06 reached R$ 335 million, representing a reduction of 50.7% (R$ 344 million) compared to the cash flow starting balance.

Besides the cash generated from the company’s operations, the following factors also contributed to the cash flow variation:

(i) Income payout relating to 2H05 and 1H06
(ii) Acquisition of 32.7% of RGE

The evolution of the cash flow was partially offset by sale of Comgás stock (comment in item 1.1, page 3).

9) PERFORMANCE OF BUSINESS SEGMENTS

9.1) Distribution Segment

CONSOLIDATED INCOME STATEMENT
- DISTRIBUTION (R$ Thousands)	3Q06	3Q05	Var.

OPERATING REVENUES	2,952,378	2,558,849	15.4%
Net Operating Revenues	2,119,017	1,788,693	18.5%
Cost of Electric Energy	(1,058,453)	(981,086)	7.9%
Operating Cost/Expenses	(555,032)	(454,880)	22.0%
Income from Electric Energy Services	505,532	352,727	43.3%

EBITDA	571,950	443,376	29.0%

Financial Income (Expense)	52,138	(41,740)	-224.9%
Operating Income	557,670	310,987	79.3%
Income Before Taxes	558,539	311,472	79.3%

NET INCOME	346,140	190,245	81.9%

Operating Revenue

During 3Q06, gross revenue was R$ 2,952 million, an increase of 15.4% (R$ 394 million) compared to the same quarter of 2005. Net operational revenue showed growth of 18.5% (R$ 330 million) compared to 3Q05.

The main contributing factors for this evolution of net revenue were:

(i) Increase in energy sales to end consumers by 6.2%, coupled with distributors tariff adjustments (R$ 318 million)

(ii) Increase of 41.8% (R$ 53 million) in TUSD revenue

(iii) Cessation of emergency charges levied by ANEEL (R$ 49 million)

The evolution of net revenue was partially offset by the increase of 8.2% (R$ 112 million) in ICMS and PIS/COFINS.

Electric Energy Costs

Electric energy total costs, which consists of the cost of purchased energy and charges for the use of the system, during the 3Q06 were R$ 1,058 million, representing an increase of 7.9% compared to the same period the previous year:

•	The cost of purchased energy in 3Q06 was R$ 857 million, which represents an increase of 6.4% (R$ 51 million) compared to 3Q05. The main explanatory factors for this increase are:

	(i)	Increase of 11.5% (R$ 98 million) in the cost of purchased energy, mainly due to the volume sold

	(ii)	Reduction of 107.5% (R$ 38 million) in the value referring to the net effect of the amortization and deferral of CVA

	(iii)	Reduction of R$ 15 million in the transfer of Pis/Cofins to the generators

•	Charges for the use of the transmission and distribution system reached R$ 201 million during 3Q06, an increase of 14.9% (R$ 26 million) compared to the same period the previous year.

Operating Costs

Operating costs in 3Q06 reached R$ 555 million, representing an increase of 22.0% (R$ 100 million) in relation to 3Q05. The main causes for this increase were:

(i)	PMSO: The main variations in this item were caused owing to the following factors:

•
Personnel expenses registered an increase of 14.1% (R$ 11 million) in 3Q06, due, among other factors, to an increase in payroll, as a result of salary readjustment occurred in June 2006, and from the advance payment made by the company in lieu of the profit sharing scheme (PLR) of 2006

•
Expenses stemming from other operating costs increased 44.5% (R$ 19 million) during the period due to the change in bookkeeping criteria on research and development and energy efficiency, decreed by ANEEL through Resolution number 176 in December 2005

(ii)
Fuel Consumption Account (CCC) and Energy Development Account (CDE): expenses incurred with CCC and CDE increased 41.7% and 46.7% respectively (R$ 76 million). It is worth mentioning that the company has no management control over these expenses, as they are defined by ANEEL

The increase of operating costs was partially offset by the Private Pension Fund item, which showed a reduction of 108.8% (R$ 24 million). This variation is due mainly to the increase in expected rate of return on plan assets, as defined in the last Actuary Report.

EBITDA

Based on the factors described above, EBITDA, during 3Q06, was R$ 572 million, registering an increase of 29.0% (R$ 129 million) compared to 3Q05.

Financial Result

During 3Q06, the financial result showed an improvement of 224.9% (R$ 94 million). In 3Q05 this result was R$ 42 million negative which in 3Q06 rose to R$ 52 million positive, due basically to the increase of 100.2% in financial revenues (R$ 100 million), up from R$ 100 million in 3Q05 to R$ 200 million in 3Q06, mostly due to the favorable decision regarding the legality of the broader base for the calculation of PIS/Cofins.

The financial result was partially offset by the increase of 4.5% in financial expenses (R$ 6 million), up from R$ 142 million in 3Q05 to R$ 148 million in 3Q06, explained mainly by the variation of the IGP-M during the period.

Net Income

Net Income in the 3Q06, was R$ 346 million, representing an increase of 81.9% (R$ 156 million) compared to same period in 2005.

IRT of CPFL Piratininga

CPFL Piratininga electricity tariffs were readjusted by an average of 10.79% on October 23rd 2006. This price adjustment to energy supply was differentiated according to the category of consumption. For residential and small scale commercial customers, connected to low voltage (less than 2.3 kV), the average index was 6.96% . For high voltage consumers, which include mid-sized and large industries, the average readjustment was 14.08% . The readjustment was ratified throughout the CPFL Piratininga market area, of 1.3 million customers.

9.2) Commercialization Segment

CONSOLIDATED INCOME STATEMENT - CPFL BRASIL (R$ Thousands)	3Q06	3Q05	Var.

OPERATING REVENUES	463,516	372,529	24.4%
Net Operating Revenues	398,865	321,145	24.2%

EBITDA	53,080	49,203	7.9%

NET INCOME	37,176	34,200	8.7%

Operating Revenue

During the 3Q06, gross revenue was R$ 464 million, an increase 24.4% (R$ 91 million) compared to the same quarter of 2005. This increase is mainly due to the growth of 35.6% in volume sold.

EBITDA

During 3Q06, EBITDA was R$ 53 million, an increase of 7.9% (R$ 4 million) compared to the same period of 2005.

Net Income

Net Income from 3Q06 was R$ 37 million, an increase of 8.7% (R$ 3 million) in relation to 3Q05.

9.3) Generating Segment

CONSOLIDATED INCOME STATEMENT - GENERATION (R$ Thousands)	3Q06	3Q05	Var.

OPERATING REVENUES	123,872	110,280	12.3%
Net Operating Revenues	116,873	99,440	17.5%
Cost of Electric Energy	(2,691)	(2,261)	19.0%
Operating Cost/Expenses	(23,755)	(16,725)	42.0%
Income from Electric Energy Services	90,427	80,454	12.4%

EBITDA	99,935	88,944	12.4%

Financial Income (Expense)	(35,575)	(29,074)	22.4%
Operating Income	54,852	51,380	6.8%
Income Before Taxes	54,100	51,380	5.3%

NET INCOME	34,129	31,821	7.3%

Operating Revenue

During 3Q06, gross revenue was R$ 124 million, an increase of 12.3% (R$ 14 million) compared to the same quarter of 2005. This increase is primarily due to the operational start-up of the Barra Grande Hydroelectric Facility, in November 2005, which contributed with R$ 19 million and 261 GWh.

Cost of Electric Energy Service

The cost of energy service in 3Q06 was R$ 3 million, up 19.0% (R$ 430 thousand) in comparison to the same period the previous year. This increase is mainly due to the operational start-up of the Barra Grande Hydroelectric Facility, in November 2005, which contributed with R$ 743 thousand.

Operating Costs

Operating costs during 3Q06 reached R$ 24 million, which represents an increase of 42.0% (R$ 7 million) in comparison to 3Q05. This increase is mainly due to the following PMSO variations: the increase of 58.0% (R$ 2 million) from additional personnel costs of Baesa (Barra Grande Hydroelectric Facility), resulting from their operational start-up and from the 72.4% (R$ 2 million) increase on outsourced spending.

EBITDA

As a result of the factors described above, EBITDA, during 3Q06, reached R$ 100 million, an increase of 12.4% (R$ 11 million) in relation to 3Q05.

Financial Result

During the 3Q06, the financial result was negative by R$ 36 million, representing an increase on the 3Q05 of 22.4% (R$ 7 million), due mainly to the increase of 20.1% (R$ 7 million) on financial expenses, due mainly to the start of payments of financial expenses from the operational start-up, in November 2005, of Barra Grande Hydroelectric Facility.

Net Income

Net Income from 3Q06 was R$ 34 million, up 7.3% (R$ 2 million) in relation to the same period in 2005.

Status of Generation Projects

Campos Novos

Following up on the Explanatory Note on Campos Novos Hydroelectric Plant, released on June 20th 2006, CPFL Energia informs that repairs on the re-routing tunnels are in process of conclusion. The finalization of the works and the resumption of reservoir filling are forecast for beginning of December. The start-up of commercial operation of the undertaking is estimated to take place in the first quarter of 2007.

Investor Relations

Tel.: (55) (19) 3756-6083

Fax: (55) (19) 3756-6089

E-mail: ri@cpfl.com.br

Site: http://ri.cpfl.com.br

CPFL Energia is the largest private group in the Brazilian electricity sector operating in the distribution commercialization and generation segments. CPFL is the only publicly-held company in the Brazilian electric sector whose shares are simultaneously traded on the Novo Mercado – Bovespa and the New York Stock Exchange as level III ADR’s. The company strategy is focused on operational efficiency and synergy-driven business growth, grounded on financial discipline, sustainability, social responsibility and differentiated corporate governance practices.

Statement of Assets
(R$ Thousands)

	Consolidated
ASSETS	09/30/06	06/30/06

CURRENT ASSETS
Cash and Banks	436,076	478,211
Consumers, Concessionaries and Licensees	1,995,924	1,900,445
Other Receivables	40,579	48,938
Financial Investments	27,401	40,168
Recoverable Taxes	166,798	219,729
Allowance for Doubtful Accounts	(82,363)	(69,350)
Materials and Supplies	14,016	12,050
Deferred Tariff Cost Variations	343,149	320,265
Prepaid Expenses	207,985	185,987
Derivative Contracts	1,921	1,700
Other Credits	112,820	103,152

	3,264,306	3,241,295
NONCURRENT ASSETS
Consumers, Concessionaries and Licensees	243,927	301,849
Other Reciavables	56,800	56,516
Depósitos Judiciais	207,215	197,981
Financial Investments	105,311	106,646
Recoverable Taxes	97,745	95,299
Deferred Taxes	1,031,495	1,088,561
Deferred Tariff Cost Variations	516,274	632,950
Prepaid Expenses	25,286	29,836
Other Credits	180,858	177,170

	2,464,911	2,686,808
PERMANENT ASSETS
Investments	3,054,577	3,121,529
Property, Plant and Equipment	5,665,104	5,520,542
Special Obbligation Linked to Concession	(714,005)	(703,244)
Deferred Charges	42,469	49,659

	8,048,145	7,988,486

TOTAL ASSETS	13,777,362	13,916,589

Statement of Liabilities
(R$ Thousands)

	Consolidated
LIABILITIES	09/30/06	06/30/06

CURRENT LIABILITIES
Suppliers	820,785	775,216
Payroll	4,507	3,937
Accrued Interest on Debts	35,599	41,274
Accrued Interest on Debentures	81,119	73,998
Loans and Financing	680,664	774,154
Debentures	508,287	500,793
Employee Pension Plans	103,350	93,621
Regulatory Charges	72,083	66,469
Taxes and Social Contribution Payable	524,727	483,038
Employee Profit Sharing	5,234	7,920
Dividends and Interest on Equity	12,490	621,755
Due to Related Parties	-	16,218
Accrued Liabilities	45,692	37,683
Deferred Tariff Gains Variations	129,914	120,027
Derivative Contracts	52,002	55,448
Other Accounts Payable	292,823	274,461

	3,369,276	3,946,012
LONG-TERM LIABILITIES
Suppliers	132,116	141,604
Loans and Financing	2,173,096	2,016,992
Debentures	1,619,281	1,615,644
Employee Pension Plans	782,728	799,248
Taxes and Social Contribution Payable	41,423	40,014
Reserve for Contingencies	226,547	327,601
Deferred Tariff Gains Variations	59,925	102,676
Derivative Contracts	619	1,298
Other Accounts Payable	127,335	127,311

	5,163,070	5,172,388

NON-CONTROLLING SHAREHOLDERS' INTEREST	2,183	2,117

SHAREHOLDERS EQUITY
Capital	4,734,790	4,734,790
Capital Reserves	16	16
Profit Reserves	61,266	61,266
Retained Earnings	446,761	-

	5,242,833	4,796,072

TOTAL LIABILITIES	13,777,362	13,916,589

Annual Income Statement
(R$ Thousands)

	Consolidated		Variation
	3Q06	3Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,864,350	2,492,844	371,506	14.90%
Eletricity Sales to Distributors	138,888	109,906	28,982	26.37%
Other Operating Revenues	216,598	160,280	56,318	35.14%

	3,219,836	2,763,030	456,806	16.53%

DEDUCTIONS FROM OPERATING REVENUES	(876,027)	(806,607)	(69,420)	8.61%
NET OPERATING REVENUES	2,343,809	1,956,423	387,386	19.80%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(902,661)	(820,256)	(82,405)	10.05%

Eletricity Network Usage Charges
	(202,992)	(175,515)	(27,477)	15.66%

	(1,105,653)	(995,771)	(109,882)	11.03%

Operating Costs/Expenses
Personnel	(94,870)	(81,321)	(13,549)	16.66%
Material	(18,282)	(14,087)	(4,195)	29.78%
Outsourced Services	(77,034)	(64,130)	(12,904)	20.12%
Other Operating Costs	(67,075)	(46,687)	(20,388)	43.67%
Fuel Consumption Account - CCC	(148,938)	(105,104)	(43,834)	41.71%
Energy Development Account - CDE	(100,976)	(68,849)	(32,127)	46.66%
Employee Pension Plans	1,991	(22,409)	24,400	-108.88%
Depreciation and Amortization	(82,960)	(75,460)	(7,500)	9.94%
Merged Goodwill Amortization	(3,756)	(2,036)	(1,720)	84.48%

	(591,900)	(480,083)	(111,817)	23.29%

EBITDA	791,627	570,141	221,486	38.85%

INCOME FROM ELETRIC ENERGY SERVICE	646,256	480,569	165,687	34.48%

FINANCIAL INCOME (EXPENSE)
Financial Income	218,489	123,905	94,584	76.34%
Financial Expenses	(217,414)	(195,275)	(22,139)	11.34%
Interest on Equity	-	-	-

	1,075	(71,370)	72,445	-101.51%

OPERATING INCOME	647,331	409,199	238,132	58.19%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	69,663	4,406	65,257	1481.09%
Nonoperating Expenses	(8,953)	(3,942)	(5,011)	127.12%

	60,710	464	60,246	12984.05%

INCOME BEFORE TAXES ON INCOME	708,041	409,663	298,378	72.84%

Social Contribution	(66,190)	(39,468)	(26,722)	67.71%
Income Tax	(186,885)	(111,334)	(75,551)	67.86%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	454,966	258,861	196,105	75.76%

Non-Controlling Shareholders' Interest	(64)	(10,797)	10,733	-99.41%
Extraordinary Item net of Tax Effects	(8,141)	(8,100)	(41)	0.51%
Reversal of Interest on Equity	-	-	-

NET INCOME (EXPENSE)	446,761	239,964	206,797	86.18%

Income Statement – Consolidated Distribution (Pro-forma)
(R$ Thousands)

	Consolidated		Variation
	3Q06	3Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,726,403	2,396,322	330,081	13.77%
Eletricity Sales to Distributors	17,104	8,863	8,241	92.98%
Other Operating Revenues	208,871	153,664	55,207	35.93%

	2,952,378	2,558,849	393,529	15.38%

DEDUCTIONS FROM OPERATING REVENUES	(833,361)	(770,156)	(63,205)	8.21%

NET OPERATING REVENUES	2,119,017	1,788,693	330,324	18.47%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(857,420)	(806,071)	(51,349)	6.37%

Eletricity Network Usage Charges
	(201,033)	(175,015)	(26,018)	14.87%

	(1,058,453)	(981,086)	(77,367)	7.89%

Operating Costs/Expenses
Personnel	(87,090)	(76,314)	(10,776)	14.12%
Material	(16,180)	(13,129)	(3,051)	23.24%
Outsourced Services	(64,428)	(56,483)	(7,945)	14.07%
Other Operating Costs	(63,009)	(43,610)	(19,399)	44.48%
Fuel Consumption Account - CCC	(148,938)	(105,104)	(43,834)	41.71%
Energy Development Account - CDE	(100,976)	(68,849)	(32,127)	46.66%
Employee Pension Plans	1,944	(22,116)	24,060	-108.79%
Depreciation and Amortization	(72,599)	(67,239)	(5,360)	7.97%
Merged Goodwill Amortization	(3,756)	(2,036)	(1,720)	84.48%

	(555,032)	(454,880)	(100,152)	22.02%

EBITDA	571,950	443,376	128,574	29.00%

INCOME FROM ELETRIC ENERGY SERVICE	505,532	352,727	152,805	43.32%

FINANCIAL INCOME (EXPENSE)
Financial Income	200,291	100,049	100,242	100.19%
Financial Expenses	(148,153)	(141,789)	(6,364)	4.49%
Interest on Equity	-	-	-

	52,138	(41,740)	93,878	-224.91%

OPERATING INCOME	557,670	310,987	246,683	79.32%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	6,904	4,427	2,477	55.95%
Nonoperating Expenses	(6,035)	(3,942)	(2,093)	53.09%

	869	485	384	79.18%

INCOME BEFORE TAXES ON INCOME	558,539	311,472	247,067	79.32%

Social Contribution	(51,650)	(29,176)	(22,474)	77.03%
Income Tax	(143,808)	(82,745)	(61,063)	73.80%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	363,081	199,551	163,530	81.95%

Non-Controlling Shareholders' Interest	(8,862)	(1,227)	(7,635)	622.25%
Extraordinary Item net of Tax Effects	(8,079)	(8,079)	-	100.00%
Reversal of Interest on Equity	-	-	-

NET INCOME (EXPENSE)	346,140	190,245	155,895	81.94%

Income Statement
(R$ Thousands)

	Consolidated		Variation
	3Q06	3Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	785	-	785	100.00%
Eletricity Sales to Distributors	121,746	109,126	12,620	11.56%
Other Operating Revenues	1,341	1,154	187	16.20%

	123,872	110,280	13,592	12.32%

DEDUCTIONS FROM OPERATING REVENUES	(6,999)	(10,840)	3,841	-35.43%

NET OPERATING REVENUES	116,873	99,440	17,433	17.53%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(8)	(1,761)	1,753	-99.55%

Eletricity Network Usage Charges
	(2,683)	(500)	(2,183)	436.49%

	(2,691)	(2,261)	(430)	19.00%

Operating Costs/Expenses
Personnel	(4,915)	(3,110)	(1,805)	58.04%
Material	(389)	(150)	(239)	159.33%
Outsourced Services	(5,683)	(3,297)	(2,386)	72.37%
Other Operating Costs	(2,508)	(1,678)	(830)	49.46%
Fuel Consumption Account - CCC	-	-	-
Energy Development Account - CDE	-	-	-
Employee Pension Plans	47	(293)	340	-116.04%
Depreciation and Amortization	(10,307)	(8,197)	(2,110)	25.74%
Merged Goodwill Amortization	-	-	-

	(23,755)	(16,725)	(7,030)	42.03%

EBITDA	99,935	88,944	10,991	12.36%

INCOME FROM ELETRIC ENERGY SERVICE	90,427	80,454	9,973	12.40%

FINANCIAL INCOME (EXPENSE)
Financial Income	4,934	4,653	281	6.04%
Financial Expenses	(40,509)	(33,727)	(6,782)	20.11%
Interest on Equity	-	-	-

	(35,575)	(29,074)	(6,501)	22.36%

OPERATING INCOME	54,852	51,380	3,472	6.76%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	12	-	12	100.00%
Nonoperating Expenses	(764)	-	(764)	100.00%

	(752)	-	(752)	100.00%

INCOME BEFORE TAXES ON INCOME	54,100	51,380	2,720	5.29%

Social Contribution	(4,961)	(5,180)	219	-4.23%
Income Tax	(14,948)	(14,358)	(590)	4.11%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	34,191	31,842	2,349	7.38%

Non-Controlling Shareholders' Interest	-	-	-
Extraordinary Item net of Tax Effects	(62)	(21)	(41)	195.24%
Reversal of Interest on Equity	-	-	-

NET INCOME (EXPENSE)	34,129	31,821	2,308	7.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2006

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.